SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.  2  )*



XPO Logistics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

983793100

(CUSIP Number)

August 31, 2016

(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
|x| Rule 13d-1(b)
|_| Rule 13d-1(c)
|_| Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP No. 983793100
13G
Page 2 of 6 Pages

1
Name Of Reporting Persons

Public Sector Pension Investment Board



2
Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) |_|


(b) |x|

3
SEC Use Only



4
Citizenship Or Place Of Organization

Canada


5
Sole Voting Power
Number of

5,371,746

Shares
6
Shared Voting Power


0
Beneficially



Owned By
7
Sole Dispositive Power


5,371,746
Each



Reporting
8
Shared Dispositive Power
Person With

0

9
Aggregate Amount Beneficially Owned By Each Reporting Person

5,371,746

10
Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions)
|_|



11
Percent Of Class Represented By Amount In Row 9

4.88%

12
Type Of Reporting Person (See Instructions)

FI



CUSIP No. 983793100
13G
Page 3 of 6 Pages

Item 1(a).
Name of Issuer:
XPO Logistics, Inc.

Item 1(b).
Address of Issuer's Principal Executive Offices:
Five Greenwich Office Park,
Greenwich, CT 06831

Item 2(a).
Name of Persons Filing:
Public Sector Pension Investment Board

Item 2(b).
Address of Principal Business Office or, if none, Residence:
1250 Rene-Levesque West, Suite 900
Montreal, Quebec
H3B 4W8
Canada

Item 2(c).
Citizenship:
Canada

Item 2(d).
Title of Class of Securities:
Common Stock, par value $0.001 per share

Item 2(e).
CUSIP Number:
983793100


CUSIP No. 983793100
13G
Page 4 of 6 Pages


Item 3.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)
|_|
Broker or dealer registered under Section 15 of the Act.

(b)
|_|
Bank as defined in Section 3(a)(6) of the Act.

(c)
|_|
Insurance company as defined in Section 3(a)(19) of the Act.

(d)
|_|
Investment company registered under Section 8 of the Investment
Company Act.

(e)
|_|
An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

(f)
|_|
An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)
|_|
A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);

(h)
|_|
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)
|_|
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)
|x|
A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)


(k)
|_|
Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-l (b)(1)(ii)(J), please specify the type of' institution: An employee benefit plan subject to the provisions of the Public Sector Pension Investment Board Act.



CUSIP No. 983793100
13G
Page 5 of 6 Pages

Item 4.
Ownership.



(a) Amount Beneficially Owned: 				5,371,746
(b) Percent of Class: 					      4.88% 1
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote: 		5,371,746
(ii) Shared power to vote or direct the vote: 			  0
(iii) Sole power to dispose or direct the disposition of: 	5,371,746
(iv) Shared power to dispose or direct the disposition of: 	 	  0

1 Calculated based on 110,150,495 shares of common stock as disclosed in XPO Logistics, Inc.'s Form 10-Q filed on August 8, 2016.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]










Item 6.

Ownership of More than Five Percent on Behalf of Another Person.





Not applicable




Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.





Not applicable




Item 8.

Identification and Classification of Members of the Group.





Not applicable




Item 9.

Notice of Dissolution of Group.




Not applicable





CUSIP No. 983793100
13G
Page 6 of 6 Pages

Item 10.

Certification.




By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under 240.14a-l1.

By signing below I certify that to the best of my knowledge and belief:
the foreign Regulatory scheme applicable to pension plans in Quebec, Canada is substantially comparable to the regulatory scheme applicable to functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff upon request, information that would otherwise be disclosed in a Schedule 13D.




SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 27, 2016

		PUBLIC SECTOR PENSION INVESTMENT BOARD
			/s/ Nathalie Bouchard
			Nathalie Bouchard
       Senior Director, Compliance